UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment No. ___)*

                    Under the Securities Exchange Act of 1934

                            Mercer International Inc.
                                (Name of Issuer)

              Common Shares of Beneficial Interest, $1.00 par value
                         (Title of Class of Securities)

                                    588056101
                                 (CUSIP Number)

                                Peter R. Kellogg
                                  120 Broadway
                                    6th floor
                               New York, NY 10271
                                 (212) 433-7070
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 10, 2003
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 588056101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Peter R. Kellogg
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     4,107,583
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,107,583
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,107,583
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 588056101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      IAT Reinsurance Company Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     3,973,283
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,973,283
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,973,283
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 588056101

ITEM 1. SECURITY AND ISSUER:

      This statement on Schedule 13D relates to Common Shares of Beneficial Interest, $1.00 par value (the "Shares"), of Mercer International Inc., a Washington corporation ("Mercer"). The principal executive offices of Mercer are located at 14900 Interurban Avenue South, Suite 282, Seattle, WA 98168.

ITEM 2. IDENTITY AND BACKGROUND:

      (a) This statement on Schedule 13D is filed on behalf of Peter R. Kellogg and IAT Reinsurance Company Ltd. ("IAT"). Mr. Kellogg is the sole owner of IAT's voting stock, is a member of IAT's board of directors, and is the President and CEO of IAT. A joint filing agreement of Mr. Kellogg and IAT is attached hereto as Exhibit A.

      (b)-(c), (f) Mr. Kellogg is an American citizen and a private investor. IAT is a reinsurance company incorporated in Bermuda. Mr. Kellogg's business address is 120 Broadway, 6th floor, New York, NY 10271, and IAT's business address is 48 Wall Street, New York, NY 10005.

      (d)-(e) During the last five years, neither IAT, Mr. Kellogg, nor, to their knowledge, any of the directors or executive officers of IAT has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

      This Schedule 13D relates to 2,328,122 Shares of Mercer held by IAT and its wholly-owned subsidiaries, 136,900 Shares of Mercer held by two partnerships and a foundation which are controlled by Mr. Kellogg, and 1,645,161 issuable upon conversion of $12,750,000 of 8.5% convertible senior subordinated notes held by IAT and its subsidiaries. The convertible notes are convertible into Shares at any time prior to the maturity date of October 15, 2010 at a conversion price of $7.75 per share, subject to certain adjustments.

      The source of funds for the purchases of Shares was the working capital of IAT and its wholly-owned subsidiaries, the personal funds of Mr. Kellogg, and the funds of the foundation and the partnerships administered by Mr. Kellogg.

ITEM 4. PURPOSE OF TRANSACTION:

      The Shares of Mercer were acquired for investment purposes in the ordinary course of business by IAT and its wholly-owned subsidiaries, and by the foundation and the partnerships controlled by Mr. Kellogg and were not acquired with the purpose or effect of changing or influencing control of Mercer. Mr. Kellogg and IAT review their holdings of Mercer on an ongoing basis. Depending on such review and on various factors, including, without limitation, the price of the shares, stock market conditions, and business prospects of Mercer, Mr.

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CUSIP No. 588056101

Kellogg and IAT reserve the right to make additional purchases or sales of the Shares of Mercer in the future, although they have no present plans or proposals to do so. Any purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise. Neither Mr. Kellogg nor IAT have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

      (a) and (b) This statement relates to 2,328,122 Shares of Mercer held by IAT and its wholly-owned subsidiaries, 136,900 Shares of Mercer held by two partnerships and a foundation which are controlled by Mr. Kellogg, and 1,645,161 issuable upon conversion of $12,750,000 of 8.5% convertible senior subordinated notes held by IAT and its subsidiaries. Based on Mercer's public filings, Mercer had 17,099,899 shares outstanding as of September 30, 2003, 2002. Therefore, the 4,107,583 Shares reported on this Schedule 13D represent 21.9% of Mercer's outstanding Shares as of the date of the event which triggered the filing of this Schedule 13D. Mr. Kellogg has sole dispositive and voting power with respect to the Shares of Mercer owned by IAT and its subsidiaries. By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such Shares. Mr. Kellogg disclaims beneficial ownership of the Shares owned by IAT and its subsidiaries, and this statement should not be deemed to be an admission that Mr. Kellogg is a member of any "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

      (c) On October 10, 2003, IAT purchased $12,750,000 of Mercer's 8.5% convertible senior subordinated notes. The convertible notes were issued directly by Mercer in a private placement. Other than as set forth in this paragraph, the reporting persons have not effected any transactions in any class of securities of Mercer during the 60 days prior to the date of the event which requires the filing of this Schedule 13D.

      (d) The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the common shares held by them in accordance with their ownership interest in IAT.

      (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

      Except as described in Item 5(d) above, to the best knowledge of Mr. Kellogg and IAT, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2 or between such persons and any other person with respect to any securities of Mercer, including, but not limited to, transfer or voting of any of the shares,

CUSIP No. 588056101

finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A -- Agreement between Peter R. Kellogg and IAT Reinsurance
                   Syndicate Ltd. to file this statement jointly on behalf of each of them.

CUSIP No. 588056101

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2004
       New York, New York                               /s/ Peter R. Kellogg
                                                    ----------------------------
                                                        Peter R. Kellogg


                                                    IAT REINSURANCE COMPANY LTD.

Dated: August 31, 2004
       New York, New York                           By: /s/ Peter R. Kellogg
                                                    ----------------------------
                                                        Name:  Peter R. Kellogg
                                                        Title: President & CEO

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

      In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13D (including any future amendments thereto) reporting each of the undersigned's ownership of securities of Mercer International Inc. and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to file on its behalf any and all amendment to such Schedule 13D. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 31, 2004
       New York, New York                               /s/ Peter R. Kellogg
                                                    ----------------------------
                                                        Peter R. Kellogg


                                                    IAT REINSURANCE COMPANY LTD.

Dated: August 31, 2004
       New York, New York                           By: /s/ Peter R. Kellogg
                                                    ----------------------------
                                                        Name:  Peter R. Kellogg
                                                        Title:  President & CEO